MDS Inc. Repositions Executive Management Team

Creates Chief Operating Officer Position

Toronto, May 6, 2004 - MDS Inc. (TSX: MDS, NYSE:MDZ) today announced the creation of a new executive management position - Chief Operating Officer. This position reflects our commitment to strengthening and focusing our resources at every level of the organization. An executive search firm has been retained to assist in filling this important role.

John Rogers, President and CEO of MDS Inc. said, "This decision further underscores our commitment to positioning the company and the senior team of MDS for future growth. The creation of the COO position is an integral part of aligning the organization to deliver enhanced performance," he added.

Over the last several quarters, there have been a number of changes and additions to the MDS Board of Directors and the Executive Management Team. This includes the board appointment of John Mayberry (Lead Director) and the management appointments of Jim Garner, Executive Vice-President and CFO and David Poirier, President, Enterprise Services and CIO.

The company also announced the resignation of Ian Lennox, Group President and CEO, Pharmaceutical and Biotech Markets. Ian will be leaving the company at the end of May to pursue other interests.

In commenting on Ian Lennox's resignation John Rogers said, "Ian joined us in 2000 with the acquisition of Phoenix. While at MDS he made a number of significant contributions, in particular, he led the integration of Phoenix into MDS Pharma Services and provided leadership to the analytical instruments and proteomics businesses."

Ian Lennox commented, "MDS is one of Canada's leading health and life sciences companies. It has a bright future as a global provider of products and services to pharma and biotech customers around the world. It was a pleasure to be a part of building MDS Pharma Services and MDS Sciex which combined represent almost $800 million in annualized revenues."

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information:

Investor Relations: Sharon Mathers 416-675-6777 ext. 2695	Media Relations: Naomi Nemeth 416-213-4692